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November 12, 2019

Via EDGAR, Email and FedEx

David M. Plattner

Special Counsel

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Re:	OncoSec Medical Incorporated
PRE 14A preliminary proxy statement filing made on Schedule 14A Filed on October 16, 2019 by OncoSec Medical Incorporated File No. 000-54318

Dear Mr. Plattner:

On behalf of our client, OncoSec Medical Incorporated, a Nevada corporation (the “Company” or “we”), set forth below are our responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 29, 2019, with respect to the preliminary proxy statement on Schedule 14A filed with the Commission on October 16, 2019, File No. 000-54318.

Concurrently with the submission of this letter, we have publicly filed a revised preliminary proxy statement (the “Revised Preliminary Proxy Statement”) on Schedule 14A.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions in our responses correspond to the Revised Preliminary Proxy Statement unless otherwise specified. Capitalized terms used in this response letter, but not defined herein, have the meanings given to them in the Revised Preliminary Proxy Statement.

Schedule 14A

General

1.	Please file a form of proxy card and mark it as preliminary with your amended filing in accordance with Rule 14a-6 of Regulation 14A.

Response: The Company respectfully acknowledges the Staff’s comment and has filed a form of proxy card with the Revised Preliminary Proxy Statement and marked it as preliminary.

2.	In your next filing, please fill in the blanks in the proxy statement, to the extent that they relate to matters known to you, even if they may need to be adjusted subsequently. For example, you have left blank the ownership percentages in the “Security Ownership of Certain Beneficial Owners and Management” section.

Response: The Company respectfully acknowledges the Staff’s comment and has filled in the blanks in the Revised Preliminary Proxy Statement to the extent that they relate to matters known to the Company, including the ownership percentages in the “Security Ownership of Certain Beneficial Owners and Management” section.

United States Securities and Exchange Commission

Division of Corporation Finance

November 12, 2019

3.	Given the contested nature of the solicitation, please ensure appropriate EDGAR tags are used on future filings and please provide all information required by Items 4(b) and 5(b) of Schedule 14A.

Response: The Company respectfully acknowledges the Staff’s comment and will ensure appropriate EDGAR tags are used on future filings. Because the solicitation is not subject to Rule 14a-12(c) of the Securities Exchange Act of 1934, as amended, the Company has provided the disclosures required by Items 4(a) and 5(a) of Schedule 14A on page 10 of the Revised Preliminary Proxy Statement.

4.	Please ensure that defined terms are defined the first time they appear, or otherwise provide a cross-reference to the definition. For example, “Territory” first appears on page 9 but is defined on page 17.

Response: The Company respectfully acknowledges the Staff’s comment and has updated the defined terms accordingly throughout the Revised Preliminary Proxy Statement.

Delivery of Proxy Materials, page 1

5.	We note the disclosure that states that you are mailing a full set of proxy materials to all stockholders of record and beneficial owners. Please revise the disclosure to explain, if true, that beneficial owners will receive the materials via intermediaries.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 3 of the Revised Preliminary Proxy Statement accordingly.

Questions and Answers, page 2

6.	In light of the virtual format of the meeting, please address in this section or elsewhere how the Company intends to address questions from stockholders at the meeting.

Response: The Company respectfully advises the Staff that the Company has changed the format of its meeting from a virtual meeting to an in-person meeting that will be held at the offices of our legal counsel, Alston & Bird LLP. The Company has revised the meeting details accordingly throughout the Revised Preliminary Proxy Statement accordingly.

7.	We note disclosure on page 5 that states, “A failure to instruct your broker on how to vote your shares will be considered a vote against the Strategic Partner Stock Issuance Proposal and the Amendment Proposal.” Separately, on the same page, with respect to the Strategic Partner Stock Issuance Proposal, the disclosure indicates that broker non-votes “will not count as votes cast.” Please ensure that the disclosure throughout the filing consistently explains the vote required for approval of each proposal.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosures throughout the Revised Preliminary Proxy Statement accordingly to consistently explain the vote required for approval of each proposal  to be acted upon by stockholders at the Special Meeting.

United States Securities and Exchange Commission

Division of Corporation Finance

November 12, 2019

Background and Overview, page 9

8.	We note the disclosure on page 9 that states, “As part of such efforts, in March 2019, the Company engaged Torreya as a financial advisor to assist the Company with, among other things, analyzing and evaluating the Company’s business and operations and identifying and screening prospective acquirors or partners.” Please disclose whether the Company, with Torreya’s assistance, identified any alternative transactions to the transactions contemplated by the Purchase Agreements, and if so, why the proposed transaction was determined to be preferable to such alternative transactions.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 12 of the Revised Preliminary Proxy Statement to provide the requested disclosure.

9.	Please elaborate on the “numerous conversations and exchanges of draft documentation between July and October 2019 among CGP, Sirtex and the Company” by disclosing material details of the negotiations.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the “Background and Overview” section beginning on page 13 of the Revised Preliminary Proxy Statement to provide the requested disclosure.

10.	Please clarify the disclosure in the fourth bullet point on page 9.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the fourth bullet point on page 14 of the Revised Preliminary Proxy Statement to provide additional context regarding CGP’s purchase option.

11.	We note the penultimate bullet point on page 9. Please clarify, if true, that the decrease in stock price referred to means a decrease as a result of the transaction.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the bullet point on page 15 of the Revised Preliminary Proxy Statement (now the fifth bullet point, not the penultimate bullet point) to clarify that the trading price of the Company’s common stock may be volatile as a result of the public announcement of the Purchase Agreements and the transaction contemplated thereby, or as a result of the failure to close such transaction.

Opinion of Torreya Partners LLC, page 9

12.	Please disclose the Management Forecast.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 22 and 23 of the Revised Preliminary Proxy Statement to provide the requested disclosure.

13.	We note the second bullet point on page 15. Please disclose why the Management Forecast does not include revenue from triple-negative breast cancer indication.

Response: The Company respectfully advises the Staff that the Management Forecast only included the Stage III and IV anti-PD-1 refractory metastatic melanoma (“Checkpoint Refractory Metastatic Melanoma”) indication because it is, based on management’s judgment in preparing the Management Forecast, considered to be the most feasible indication for the Company to pursue as a standalone entity. This conclusion was based upon multiple factors including, but not limited to: (a) the number of melanoma patients studied to date and the preliminary clinical results; (b) regulatory discussion with the FDA to date (KEYNOTE-695 is a registration-directed study potentially making TAVO eligible for accelerated approval in melanoma vs. no such regulatory discussion has been held regarding KEYNOTE-890); and (c) current financial resources and the additional funding needed to complete the ongoing and future clinical trials and for subsequent commercialization, the cost of obtaining such funding at a favorable term, if available at all, to the Company given its then share price.

United States Securities and Exchange Commission

Division of Corporation Finance

November 12, 2019

14.	We note that the price per share ranges disclosed in the three bullet points on page 15 suggest considerably higher valuations than the $2.50 per share consideration in the Purchase Agreements. Please disclose the reasons why Torreya appears to have placed less emphasis on these factors, and please also disclose what consideration the Board gave to such factors.

Response: The Company respectfully acknowledges the Staff’s comment and has provided disclosure below regarding the reasons Torreya placed less emphasis on these factors. The Company respectfully advises the Staff that the Board of Directors of the Company (the “Board”) considered each of these factors carefully, along with other guidance provided by Torreya, while evaluating the proposed transaction with CGP and Sirtex. The Company has revised page 21 of the Revised Preliminary Proxy Statement accordingly.

a.	Historical closing trading prices of the Company’s shares during the 52-week period ended October 4, 2019 (the last trading day before Torreya’s written opinion), which reflected low and high stock closing prices for the Company’s shares during such period of approximately $1.84 to $19.10 per share.

The 52-week range included a period before the preliminary results of KEYNOTE-695 were announced. The share price dropped approximately 50% on November 6, 2018 after the data announcement, which showed a lower response rate from prior data (although in different patients). One research analyst subsequently dropped the coverage due to “disappointing data and reallocation of internal resource[s].” For reference, the high and low stock closing prices for the Company in the period following data announcement (up to October 4, 2019) were $9.58 and $1.84 per share, respectively. Given the preliminary nature of the data that nevertheless exerted significant pressure on the share price thereafter, Torreya, based on its professional judgment, did not include the 52-week trading price range in its main analyses used for evaluating the consideration in the Purchase Agreements. That said, Torreya did include it as a reference for the Board to consider.

b.	Stock price targets for the Company’s shares in publicly available Wall Street research analyst reports, which indicated low and high stock price targets for the Company ranging from $8.00 to $10.00 per share. Torreya noted that all analyst price targets include revenue from triple-negative breast cancer indication, which is not included in the Management Forecast.

As indicated in our response to the Staff’s comment 13 above, for Torreya’s analysis, the Management Forecast only included the Checkpoint Refractory Metastatic Melanoma indication. Therefore, analyst price targets including both indications, based on Torreya’s professional judgment, were not included in its main analyses for evaluating the consideration in the Purchase Agreements. With that said, Torreya did include it as a reference for the Board to consider.

United States Securities and Exchange Commission

Division of Corporation Finance

November 12, 2019

c.	An analysis of selected precedent M&A transactions involving publicly traded biopharmaceutical companies for which Wall Street research analyst estimated peak revenue was available.

Given the majority investment nature of the Purchase Agreements, Torreya conducted a precedent transaction analysis as a reference for the Board to consider. In selecting the transactions, Torreya focused on transactions involving clinical stage oncology companies that, based on Torreya’s professional judgment, were deemed similar to the Company in development stage with respect to their lead program (similar methodology used in selecting comparable public companies). With that said, none of the companies and resulting transactions (and thus the derived valuation multiples) were deemed by Torreya, based on its professional judgment, to be sufficiently comparable to the Company and the transaction contemplated in the Purchase Agreements to be used as a good proxy for evaluating the consideration in the Purchase Agreements due to the following main factors, among others: (i) all of the transactions were 100% acquisition of the equity vs. a majority investment in the Purchase Agreements; (ii) the smallest transaction had an upfront consideration of more than $250 million vs. $30 million in the Purchase Agreements; and (iii) the lowest peak sales estimate from the transactions was $350 million vs. $123 million of the Company per the Management Forecast.

The Purchase Agreements, page 16

15.	We note that the Purchase Agreement with CGP provides that the option granted to CGP is an “exclusive option.” Please disclose the Company’s view as to the meaning of such exclusivity.

Response: The Company respectfully informs the Staff that the Company’s view is that the “exclusive option” obtained by CGP is an option to make an offer at a particular price per share (i.e., at least the greater of (a) $4.50 per share and (b) 110% of the closing price of the Company’s common stock at the time the option is exercised). CGP’s option to make an offer does not limit any other party’s ability to make an offer to the Company nor is it a limitation on the Board’s ability to evaluate such an offer in light of the Company’s circumstances at the time the offer is made. CGP is the only party that is restricted in its ability to make an offer in that CGP’s offer must be at least equal to the price per share designated in the agreement, which offer will also be subject to the Board’s review and evaluation at the time such an offer is made. The Company has clarified the language regarding the Purchase Option on pages 14 and 24 of the Revised Preliminary Proxy Statement.

16.	With a view toward revised disclosure, please advise us as to whether the Board has considered the possibility that the option may effectively serve as a ceiling, rather than a floor, on the purchase price of the transaction that the option provision contemplates. In that regard, we note that the provision is drafted in a manner that calls for a price “equal to the greater of…” rather than “no less than the greater of…”

Response: The Company respectfully advises the Staff that the Board considered the possibility that the Purchase Option (as defined in the Purchase Agreement) may serve as a price ceiling. However, we respectfully advise the Staff that the exercise of the Purchase Option by CGP would not create any obligation on the part of the Company to accept the price offered by CGP. While we believe the Purchase Option is intended to serve as a price floor for an offer to acquire outstanding shares of the Company’s common stock (the “Common Stock”), regardless, the Purchase Option is not a right to acquire the outstanding shares of the Company for $4.50 per share or higher, but rather is the ability to offer to do so. The Board is in no way obligated to accept such offer, and, as with every offer or strategic transaction that comes before the Company, the Company’s independent directors would evaluate an offer made under the Purchase Option based on the best interests of Company’s stockholders at the time the offer is made. Depending on the circumstances at the time of a Purchase Option offer, the Board would be well within its rights, and moreover, its obligations to the stockholders of the Company, to evaluate such offer and accept or reject it, taking into account the Board’s fiduciary duties. The Board will maintain the ability to exercise its reasonable business judgment to evaluate such an offer and act in the best interest of the Company’s stockholders. The Company has clarified the language regarding the Purchase Option on pages 14 and 24 of the Revised Preliminary Proxy Statement.

United States Securities and Exchange Commission

Division of Corporation Finance

November 12, 2019

17.	With a view toward revised disclosure, please advise us as to whether the Board intends to establish a special committee of independent directors to evaluate any future offer by CGP.

Response: The Company respectfully advises the Staff that on August 7, 2019, the Company’s Board met to provide an overview of the transaction with CGP and Sirtex and to appoint a special committee of certain independent members of the Board to oversee the negotiation of such transaction. On November 1, 2019, the Board convened to discuss the complaints filed by Alpha Holdings, Inc. and the Company’s strategy in response to Alpha’s actions. The Board determined to expand the special committee to include all independent directors of the Board (Dr. Dhillon, Dr. Dalesandro, Dr. DeMesa and Mr. Ward), which special committee will act to provide strategic direction related to the transaction with CGP and Sirtex, including responsibility for the evaluation of any future offer by CGP. The Company has updated its disclosure on page 24 of the Revised Preliminary Proxy Statement to reflect this information.

18.	Please provide more detailed disclosure regarding the expense reimbursement and termination fee provisions mentioned at the end of page 16.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 24 of the Revised Preliminary Proxy Statement to provide the requested disclosure.

Stockholder Agreements, page 17

19.	Please provide more detailed disclosure regarding the 70% supermajority approval, right of participation, right of first refusal, and corporate opportunity waiver provisions in the Stockholders Agreements.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 25 of the Revised Preliminary Proxy Statement to provide the requested disclosure.

General, page 20

20.	Please disclose the meaning of “among other things,” as used in the first paragraph of this section, and include a reference to the new Article 6 that is attached to the Certificate of Amendment in Appendix B.

Response: The Company respectfully acknowledges the Staff’s comment and has removed the reference to “among other things” and added a new Proposal 3 (the “Corporate Opportunity Proposal”) to the Revised Preliminary Proxy Statement to provide disclosure related to the new Article 6 that is attached to the Certificate of Amendment. Please see the disclosure related to the Corporate Opportunity Proposal beginning on page 29 of the Revised Preliminary Proxy Statement.

Specifically, with respect to the new Corporate Opportunity Proposal, the Board has approved and recommends that the stockholders of the Company approve an amendment to the Company’s Articles of Incorporation that would have the effect of renouncing, in accordance with the Stockholder Agreement, the Company’s expectancy regarding corporate opportunities presented to the Covered Persons (the “Waiver Amendment”). Because the Company’s Articles of Incorporation does not currently address the renouncement of corporate opportunities, the Waiver Amendment would add a new Article 6 to the Company’s Articles of Incorporation. If the Waiver Amendment is approved by our stockholders, in addition to each of the Strategic Partner Stock Issuance Proposal and Amendment Proposal also being approved, we intend to file the Waiver Amendment, substantially in the form of Annex B attached to the Revised Preliminary Proxy Statement, with the Secretary of State of Nevada as soon as practicable following stockholder approval.

* * * * *

United States Securities and Exchange Commission

Division of Corporation Finance

November 12, 2019

Please direct any questions that you may have with respect to the foregoing or any requests for supplemental information by the Staff to Kai Haakon E. Liekefett at (212) 839-8744.

Very truly yours,

SIDLEY AUSTIN LLP

By:	/s/ Kai Haakon E. Liekefett
Name:	Kai Haakon E. Liekefett

cc:	Daniel J. O’Connor, President and CEO, OncoSec Medical Incorporated
Keir Loiacono, Esq., General Counsel, OncoSec Medical Incorporated
Matthew W. Mamak, Esq., Alston & Bird LLP